                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                DOVE ENTERTAINMENT, INC. (f/k/a Dove Audio, Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   259901106
                             ----------------------
                                 (CUSIP Number)
                        Copy to:
Mr. Terrence A. Elkes                  Peter D. Weinstein, Esq.
Media Equities International, LLC      Morrison Cohen Singer & Weinstein, LLP
One Stamford Plaza, 12th Floor         750 Lexington Avenue
Stamford, CT 06901                     New York, New York 10022
Telephone (203) 323-1263               Telephone (212) 735-8600

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                August 22, 1997
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following space     .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP
No. 259901106                          13D
-------------------------------------------------------------------------------

 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                     Media Equities International, LLC

-------------------------------------------------------------------------------

 2    Check the Appropriate Box if a Member of a Group*          (a)   / /

                                                                 (b)   / /

-------------------------------------------------------------------------------

 3    SEC Use Only

-------------------------------------------------------------------------------

 4    Source of Funds*         WC

-------------------------------------------------------------------------------

 5    Check Box if Disclosure of Legal Proceedings is Required         / /

-------------------------------------------------------------------------------

 6    Citizenship or Place of Organization                           New York

-------------------------------------------------------------------------------
                 7     Sole Voting Power
                          6,718,000 shares                              58.2%
              -----------------------------------------------------------------

  Number of      8     Shared Voting Power
   Shares                 0 shares                                         0%
Beneficially  -----------------------------------------------------------------
 Owned By
   Each          9     Sole Dispositive Power
 Reporting                6,718,000 shares                              58.2%
  Person      -----------------------------------------------------------------
   With
                 10    Shared Dispositive Power
                          0 shares                                         0%
-------------------------------------------------------------------------------

 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     6,718,000 shares

-------------------------------------------------------------------------------

 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------

 13   Percent of Class Represented by Amount in Row (11)
                                                                        58.2%

-------------------------------------------------------------------------------

 14   Type of Reporting Person*
                                 OO

-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 259901106                          13D
-------------------------------------------------------------------------------

 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                          Apollo Partners LLC

-------------------------------------------------------------------------------

 2    Check the Appropriate Box if a Member of a Group*          (a)   / /

                                                                 (b)   / /

-------------------------------------------------------------------------------

 3    SEC Use Only

-------------------------------------------------------------------------------

 4    Source of Funds*         OO

-------------------------------------------------------------------------------

 5    Check Box if Disclosure of Legal Proceedings is Required         / /

-------------------------------------------------------------------------------

 6    Citizenship or Place of Organization                        Connecticut

-------------------------------------------------------------------------------
                  7    Sole Voting Power
                          0 shares                                         0%

              -----------------------------------------------------------------
 Number of        8    Shared Voting Power
  Shares                  6,718,000 shares                              58.2%
Beneficially
 Owned By    -----------------------------------------------------------------
    Each          9    Sole Dispositive Power
 Reporting                0 shares                                         0%
  Person
   With       -----------------------------------------------------------------
                  10   Shared Dispositive Power
                          6,718,000 shares                              58.2%

-------------------------------------------------------------------------------

 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                      6,718,000 shares

-------------------------------------------------------------------------------

 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------

 13   Percent of Class Represented by Amount in Row (11)
                                                                        58.2%

-------------------------------------------------------------------------------

 14   Type of Reporting Person*
                               OO

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 259901106                          13D
-------------------------------------------------------------------------------
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                          Terrence A. Elkes

-------------------------------------------------------------------------------

 2    Check the Appropriate Box if a Member of a Group*          (a)   / /

                                                                 (b)   / /
-------------------------------------------------------------------------------

 3    SEC Use Only

-------------------------------------------------------------------------------

 4    Source of Funds*         OO

-------------------------------------------------------------------------------

 5    Check Box if Disclosure of Legal Proceedings is Required         / /

-------------------------------------------------------------------------------

 6    Citizenship or Place of Organization                      United States

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                        0 shares                                           0%
              -----------------------------------------------------------------

 Number of       8    Shared Voting Power
  Shares                6,718,000 shares                                58.2%
Beneficially  -----------------------------------------------------------------
  Owned By
   Each          9    Sole Dispositive Power
 Reporting               0 shares                                          0%
  Person      -----------------------------------------------------------------
   With
                 10   Shared Dispositive Power
                         6,718,000 shares                               58.2%
-------------------------------------------------------------------------------

 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                      6,718,000 shares

-------------------------------------------------------------------------------

 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------

 13   Percent of Class Represented by Amount in Row (11)
                                                                        58.2%

-------------------------------------------------------------------------------

 14   Type of Reporting Person*
                               IN

-------------------------------------------------------------------------------0
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 259901106                           13D
-------------------------------------------------------------------------------

 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                          Kenneth F. Gorman

-------------------------------------------------------------------------------

 2    Check the Appropriate Box if a Member of a Group*          (a)   / /

                                                                 (b)   / /
-------------------------------------------------------------------------------

 3    SEC Use Only

-------------------------------------------------------------------------------

 4    Source of Funds*         OO

-------------------------------------------------------------------------------

 5    Check Box if Disclosure of Legal Proceedings is Required         / /

-------------------------------------------------------------------------------

 6    Citizenship or Place of Organization                       United States

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                          0 shares                                          0%
              -----------------------------------------------------------------

                 8    Shared Voting Power
  Number of              6,718,000 shares                               58.2%
   Shares     -----------------------------------------------------------------
Beneficially
 Owned By        9    Sole Dispositive Power
   Each                  0 shares                                          0%
 Reporting    -----------------------------------------------------------------
  Person
   With          10   Shared Dispositive Power
                         6,718,000 shares                               58.2%
-------------------------------------------------------------------------------

 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                      6,718,000 shares

-------------------------------------------------------------------------------

 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------

 13   Percent of Class Represented by Amount in Row (11)
                                                                        58.2%

-------------------------------------------------------------------------------

 14   Type of Reporting Person*
                               IN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 259901106                          13D
-------------------------------------------------------------------------------

 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                      H.A.M. Media Group LLC

-------------------------------------------------------------------------------

 2    Check the Appropriate Box if a Member of a Group*          (a)   / /

                                                                 (b)   / /

-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------

 4    Source of Funds*         OO

-------------------------------------------------------------------------------

 5    Check Box if Disclosure of Legal Proceedings is Required         / /

-------------------------------------------------------------------------------

 6    Citizenship or Place of Organization                           New York

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                         0 shares                                          0%
              -----------------------------------------------------------------
 Number of
  Shares         8    Shared Voting Power
Beneficially             6,718,000 shares                               58.2%
 Owned By     -----------------------------------------------------------------
   Each
 Reporting       9    Sole Dispositive Power
  Person                 0  shares                                         0%
   With       -----------------------------------------------------------------

                 10   Shared Dispositive Power
                         6,718,000 shares                               58.2%
-------------------------------------------------------------------------------

 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     6,718,000 shares

-------------------------------------------------------------------------------

 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------

 13   Percent of Class Represented by Amount in Row (11)
                                                                        58.2%

-------------------------------------------------------------------------------

 14   Type of Reporting Person*
                                OO

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 259901106                           13D
-------------------------------------------------------------------------------

 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                            John T. Healy

-------------------------------------------------------------------------------

 2    Check the Appropriate Box if a Member of a Group*          (a)   / /

                                                                 (b)   / /
-------------------------------------------------------------------------------

 3    SEC Use Only

-------------------------------------------------------------------------------

 4    Source of Funds*         PF, OO

-------------------------------------------------------------------------------

 5    Check Box if Disclosure of Legal Proceedings is Required         / /

-------------------------------------------------------------------------------

 6    Citizenship or Place of Organization                      United States

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                         5,000 shares                                    0.1%
              -----------------------------------------------------------------
 Number of
  Shares         8    Shared Voting Power
Beneficially             6,718,000 shares                               58.2%
  Owned By    -----------------------------------------------------------------
    Each
 Reporting       9    Sole Dispositive Power
   Person                5,000 shares                                    0.1%
    With      -----------------------------------------------------------------

                 10   Shared Dispositive Power
                         6,718,000 shares                               58.2%
-------------------------------------------------------------------------------

 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     6,723,000 shares

-------------------------------------------------------------------------------

 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------

 13   Percent of Class Represented by Amount in Row (11)
                                                                        58.3%

-------------------------------------------------------------------------------

 14   Type of Reporting Person*
                                IN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 259901106                          13D
-------------------------------------------------------------------------------
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                            Bruce Maggin

-------------------------------------------------------------------------------

 2    Check the Appropriate Box if a Member of a Group*          (a)   / /

                                                                 (b)   / /
-------------------------------------------------------------------------------

 3    SEC Use Only

-------------------------------------------------------------------------------

 4    Source of Funds*         PF, OO

-------------------------------------------------------------------------------

 5    Check Box if Disclosure of Legal Proceedings is Required         / /

-------------------------------------------------------------------------------

 6    Citizenship or Place of Organization                      United States

-------------------------------------------------------------------------------
                 7   Sole Voting Power
                        32,500 shares                                    0.6%
              -----------------------------------------------------------------

 Number of       8    Shared Voting Power
  Shares                 6,718,000 shares                               58.2%
Beneficially  -----------------------------------------------------------------
 Owned By
  Each           9    Sole Dispositive Power
 Reporting                32,500 shares                                  0.6%
  Person      -----------------------------------------------------------------
   With
                 10   Shared Dispositive Power
                         6,718,000 shares                               58.2%
-------------------------------------------------------------------------------

 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     6,750,500 shares

-------------------------------------------------------------------------------

 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------

 13   Percent of Class Represented by Amount in Row (11)
                                                                        58.5%

-------------------------------------------------------------------------------

 14   Type of Reporting Person*
                               IN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 259901106                          13D
-------------------------------------------------------------------------------

 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                           Ronald Lightstone

-------------------------------------------------------------------------------

 2    Check the Appropriate Box if a Member of a Group*          (a)   / /

                                                                 (b)   / /
-------------------------------------------------------------------------------

 3    SEC Use Only

-------------------------------------------------------------------------------

 4    Source of Funds*         PF

-------------------------------------------------------------------------------

 5    Check Box if Disclosure of Legal Proceedings is Required         / /

-------------------------------------------------------------------------------

 6    Citizenship or Place of Organization                      United States

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                         0 shares                                          0%
              -----------------------------------------------------------------
 Number of
   Shares        8    Shared Voting Power
Beneficially             6,718,000 shares                               58.2%
  Owned By    -----------------------------------------------------------------
   Each
 Reporting       9    Sole Dispositive Power
   Person                 0 shares                                         0%
    With      -----------------------------------------------------------------

                 10   Shared Dispositive Power
                         6,718,000 shares                               58.2%
-------------------------------------------------------------------------------

 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     6,718,000 shares

-------------------------------------------------------------------------------

 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------

 13   Percent of Class Represented by Amount in Row (11)
                                                                        58.2%

-------------------------------------------------------------------------------

 14   Type of Reporting Person*
                               IN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

    This statement, dated August 22, 1997 constitutes Amendment No. 2 to the
Schedule 13D, dated March 28, 1997 regarding the reporting persons' ownership of certain securities of Dove Entertainment, Inc. (the "Issuer").



ITEM 1.  Security and Issuer

         (a) Common Stock, $0.01 par value per share (CUSIP No. 259901106) ("Common Stock").

         (b) Warrants ("Warrant") entitling the holder to purchase an aggregate of 3,000,000 shares of Common Stock, exercisable immediately upon issuance, pursuant to which the following exercise prices and expiration dates are applicable, respectively, with respect to three equal tranches of the underlying shares of Common Stock: (i) $2.00 per share with an expiration date of March 27, 2000; (ii) $2.50 per share with an expiration date of March 27, 2000; and (iii) $3.00 per share with an expiration date of March 27, 2001.

         (c)  Series B Preferred Stock, $0.01 par value (the "Series B
Preferred Stock") entitling the holder to convert one share of Series B Preferred Stock into 500 shares of Common Stock (subject to adjustment), following the date of six months after issuance, at a conversion price of $2.00 per share, and redeemable at the option of the Issuer, in whole or in part, at any time after the fifth anniversary of the date of the Certificate of Determination relating to the issuance of the Series B Preferred Stock, subject to certain conditions. The holders of the Series B Preferred Stock are entitled to vote as a single class together with all other voting classes and stock on all actions to be taken by the stockholders of the Issuer except with respect to voting for the election of directors, in which case, so long as the reporting persons hereunder own at least 750,000 shares of Common Stock (assuming for these purposes that the shares of Series B Preferred Stock were converted in their entirety) and so long as Media Equities holds a majority of the initially issued shares of Series B Preferred Stock, the holders of the Series B Preferred Stock are entitled to elect one third of the directors of the Issuer.

         (d)  Series C Preferred Stock, $0.01 par value (the "Series C
Preferred Stock") entitling the holder to convert one share of Series C Preferred Stock into 500 shares of Common Stock (subject to adjustment), following the date of six months after issuance, at a conversion price of $2.00 per share, and redeemable at the option of the Issuer, in whole or in part, at any time after the fifth anniversary of the date of the Certificate of Determination relating to the issuance of the Series C Preferred Stock, subject to certain conditions. The holders of the Series C Preferred Stock are entitled to vote as a single class together with all other voting classes and stock on all actions to be taken by the stockholders of the Issuer.

         (e) Series D Preferred Stock, $0.01 par value (the "Series D Preferred Stock") entitling the holder to convert one share of Series D Preferred Stock into 1.20497 shares of Common

Stock, at a conversion price of $3.31958 per share, and redeemable at the option of the Issuer, in whole or in part, at any time after the fifth anniversary of the date of the Certificate of Determination relating to the issuance of the Series D Preferred Stock, subject to certain conditions. The holders of the Series D Preferred Stock are entitled to vote as a single class together with all other voting classes and stock on all actions to be taken by the stockholders of the Issuer.

    The Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are sometimes referred to herein as the "Preferred Stock".

         (f)
                               Dove Entertainment, Inc.
                                8955 Beverly Boulevard
                             Los Angeles, California 90048

ITEM 2.  Identity and Background

    1. (a) Media Equities International, LLC ("Media Equities"), a limited liability company organized under the limited liability company laws of the State of New York.

         (b)  Address:
                   One Stamford Plaza, 12th Floor
                   Stamford, Connecticut 06901

         (c)  Principal Business:  Investments and consulting.

         (d) Within the last five (5) years, Media Equities has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Media Equities has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

              The members of Media Equities are Apollo Partners LLC, H.A.M. Media Group LLC and Ronald Lightstone.

    2. (a)Apollo Partners LLC ("Apollo"), a limited liability company organized under the Limited Liability Company Act of the State of Connecticut, and a member of Media Equities.

         (b)  Address:
                      One Stamford Plaza
                      Stamford, Connecticut 06901

         (c)  Principal Business: Investments

         (d) Within the last five (5) years, Apollo has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Apollo has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

Terrence A. Elkes and Kenneth F. Gorman are the members and managers of Apollo.


    3.   (a)   Terrence A. Elkes, a member and manager of Apollo.

         (b)  Address:
                   One Stamford Plaza - 12th Floor
                   Stamford, Connecticut 06901

         (c)  Principal occupation: Investor

         (d) Within the last five (5) years, Terrence Elkes has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Terrence Elkes has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)  Citizenship:  United States.

              Terence A. Elkes is a member and a manager of Media Equities and is a newly elected director of the Issuer. See Item 4.

    4.   (a)  Kenneth F. Gorman,  a member and manager of Apollo.

         (b)  Address:
                       One Stamford Plaza - 12th Floor
                       Stamford, Connecticut 06901

         (c)  Principal occupation: Investor

         (d) Within the last five (5) years, Kenneth Gorman has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Kenneth Gorman has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)  Citizenship:  United States.

              Kenneth F. Gorman is a member and a manager of Media Equities and a newly elected director of the Issuer. See Item 4.

    5. (a) H.A.M. Media Group LLC ("H.A.M. Media") a limited liability company organized under the Limited Liability Company Law of the State of New York and a member of Media Equities.

         (b)  Address:
                      305 Madison Avenue, Suite 3016
                      New York, New York 10017

         (c)  Principal business: Investments

         (d) Within the last five (5) years, H.A.M. Media has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, H.A.M. Media has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         John T. Healy and Bruce Maggin are the members and managers of H.A.M. Media.


    6.   (a)        John T. Healy, a member and manager of H.A.M. Media.

         (b)  Address:
                      305 Madison Avenue, Suite 3016
                      New York, New York 10017

         (c)  Principal occupation: Investor

         (d) Within the last five (5) years, John Healy has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, John Healy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)  Citizenship:  United States.

              John T. Healy is a member and a manager of Media Equities and is a newly elected director of the Issuer. See Item 4.


    7.   (a)  Bruce Maggin, a member and manager of H.A.M. Media.

         (b)  Address:
                      305 Madison Avenue, Suite 3016
                      New York, New York 10017

         (c)  Principal occupation: Investor

         (d) Within the last five (5) years, Bruce Maggin has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Bruce Maggin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)  Citizenship:  United States.

              Bruce Maggin is a member and manager of Media Equities, and is a newly elected director of the Issuer. See Item 4.


    8.   (a)  Ronald Lightstone

         (b)  Address:
                      400 Parkwood Drive
                      Los Angeles, California 90077-3530

         (c)  Principal occupation: Investor

         (d) Within the last five (5) years, Ronald Lightstone has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Ronald Lightstone has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)  Citizenship:  United States.

         Ronald Lightstone is a member and manager of Media Equities, and is a newly elected director of the Issuer. See Item 4.


ITEM 3.  Source and Amounts of Funds or Other Consideration

         Media Equities obtained funds for the purchase of the securities from its working capital, which in turn was obtained from contributions from the individual reporting persons from personal funds.

         The amount of funds used in making each of the purchases, respectively, pursuant to each of the Stock Purchase Agreement, the Securities Purchase Agreement, the First Securities Purchase Agreement, and the Second Securities Purchase Agreement, respectively (See Item 4 herein), is set forth below:

         Name                                      Amount of Consideration

    Media Equities                                       $4,002,000
    Media Equities                                       $3,086,000
    Media Equities                                       $  100,000
    Media Equities                                       $  250,000


ITEM 4.  Purpose of Transaction.

         The reporting persons acquired their shares for purposes of investment. By virtue of the transactions described herein, Media Equities may be deemed to control the Issuer.

         On March 27, 1997, Media Equities entered into the Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which it became obligated, subject to the terms and conditions therein, to purchase the Series B Preferred Stock and Warrants of the Issuer. The transaction contemplated two closings for the purchase of the securities. The first closing occurred March 28, 1997 pursuant to which Media Equities purchased (a) 3,000 shares of Series B Preferred Stock and (b) a Warrant to purchase 1,500,000 shares of Common Stock, of the Issuer. The second closing occurred in two parts, the first on May 15, 1997 pursuant to which Media Equities purchased (a) 250 shares of Series B Preferred Stock, and (b) a Warrant to purchase 125,000 shares of Common Stock, of the Issuer, and the second on June 3, 1997 pursuant to which Media Equities purchased (a) 750 shares of Series B Preferred Stock, and (b) a Warrant to purchase 375,000 shares of Common Stock, of the Issuer.

         Media Equities and certain other purchasers entered into a pledge agreement, dated March 27, 1997, with the Issuer pursuant to which it agreed to pledge certain of the shares of Series B Preferred Stock as collateral to secure the payment for the securities to be purchased in the second closing, described above. The Pledge Agreement was terminated upon completion of the second closing.

         Pursuant to the terms of the Stock Purchase Agreement and the terms of the Series B Preferred Stock, so long as Media Equities owns 750,000 shares of Common Stock of the Issuer (assuming for these purposes that the shares of Preferred Stock were converted in their entirety), (i) so long as Media Equities holds a majority of the initially issued shares of Series B Preferred Stock, the holders of the Series B Preferred Stock have the right to elect one third of the board of directors, and (ii) if Media Equities no longer owns a majority of the initially issued shares of the Series B Preferred Stock, Media Equities has the right to nominate, and the Issuer is obligated to use its best efforts to have elected as management nominees, one third of the Board of Directors of the Issuer. The Stock Purchase Agreement fixes the number of directors at nine. In addition, in the event of the default by the Issuer in the observance of certain covenants enumerated in the Stock Purchase Agreement, Media Equities has the right to appoint two additional directors, effectively giving Media Equities the right to nominate a majority of the Board of Directors, which directors shall continue to serve until the earlier of the next occurring annual meeting of the shareholders of the Issuer following the cure of any default or until Media Equities no longer owns at least 750,000 shares of Common Stock (assuming for these purposes that the shares of Series B Preferred Stock were converted in their entirety).

         In connection with the transaction pursuant to the Stock Purchase Agreement, in order to fulfill the Issuer's obligations, the number of directors constituting the Board was increased from six to nine, and Messrs. Gorman, Maggin and Lightstone were elected to the Board of Directors of the Issuer.

         The Stock Purchase Agreement also provides that one of the Media Equities' nominee directors shall be a member of the Executive Committee. The current nominee to the executive committee of the Board of Directors is Ronald Lightstone.

         Concurrently with the initial closing under the Stock Purchase Agreement, Media Equities entered into a shareholders voting agreement (the "Shareholders Voting Agreement"), dated March 27, 1997, among Media Equities, Michael Viner ("Viner) and Deborah Raffin ("Raffin", and together with Viner, "Viner") pursuant to which Viner has agreed to vote, and to use his reasonable best efforts to cause all of his affiliates to vote, all of the shares of Common Stock of the Issuer beneficially owned thereby and entitled to vote thereon for the election of the requisite number of director designees of Media Equities then required pursuant to Section 6.3 or 7.2 of the Stock

Purchase Agreement, and to take all actions to cause the election of such designees, including seeking the resignation of current directors of the Issuer.

         Pursuant to the Stock Purchase Agreement, Media Equities entered into a three-year consulting agreement (the "Consulting Agreement"), dated as of April 1, 1997, between Media Equities and the Issuer, pursuant to which Media Equities will provide substantial general management consulting advice relating to the business of Media Equities, in exchange for which the Issuer will pay Media Equities annual compensation in the amount of $300,000 per year as follows: $200,000 in cash payable quarterly in advance and $100,000 in Common Stock of the Issuer valued at current market value on the date of payment, payable quarterly in arrears.

         Pursuant to the Stock Purchase Agreement, Media Equities was also granted registration rights under a registration rights agreement (the "Registration Rights Agreement"), dated March 27, 1997 among the Issuer, Media
Equities, Viner and Raffin.   Pursuant to the Registration Rights Agreement, the
Issuer has agreed to prepare and file with the Securities and Exchange Commission, by not later than July 31, 1997, one or more registration statements providing, among other things, for the sale by Media Equities or its principal, of the shares of Common Stock issuable upon exercise of the Warrants, upon conversion of the Series B Preferred Stock or Series C Preferred Stock and upon issuance of the shares of Common Stock pursuant to the Consulting Agreement.

         On June 13, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement dated June 10, 1997 (the "Securities Purchase Agreement") between Media Equities, Viner and Raffin pursuant to which Media Equities purchased from Viner and Raffin (i) Warrants to purchase 825,000 shares of Common Stock, (ii) 1,570 shares of Series C Preferred Stock, (iii) 214,113 shares of Series D Preferred Stock and (iv) 500,000 shares of Common Stock of the Issuer. Pursuant to the terms of the Securities Purchase Agreement, Media Equities was also granted a right of first refusal for the three year period ending on the third anniversary of the date of the Securities Purchase Agreement, to purchase from Viner and Raffin any shares of Common Stock which they desire to transfer, including shares of Common Stock which they propose to sell through market transactions. Additionally, pursuant to the Securities Purchase Agreement, Viner and Raffin have assigned all of their respective rights under the Registration Rights Agreement to Media Equities.

         Concurrently with the closing under the Securities Purchase Agreement, Viner and Raffin entered into an Employment Termination Agreement under which each resigned as an officer and director of the Issuer. Following such resignation, Terrence A. Elkes and John T. Healy were elected to the Board of Directors of the Issuer. As a result, representatives of Media Equities constitute five directors out of the entire Board which consists of nine directors. Additionally, Ronald Lightstone was appointed acting Chief Executive Officer of the Issuer.

         By virtue of the transactions consummated pursuant to the Securities Purchase Agreement certain of the ancillary agreements described above previously entered into by the reporting persons pursuant to the Stock Purchase Agreement may have been rendered inapplicable with respect to certain securities of the Issuer held by such reporting persons.

         On August 15, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement, dated August 15, 1997 (the "First Securities Purchase Agreement") between Media Equities and Howard Gittis ("Gittis") pursuant to which Media Equities purchased from Gittis (i) Warrants to purchase 50,000 shares of Common Stock and (ii) 100 shares of Series C Preferred Stock.

         On August 22, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement dated August 22, 1997 (the "Second Securities Purchase Agreement") between Media Equities and Al Bussen ("Bussen"), pursuant to which Media Equities purchased from Bussen (i) Warrants to purchase 125,000 shares of Common Stock and (ii) 250 shares of Series C Preferred Stock, of the Issuer.


ITEM 5.  Interests in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage (based on 5,313,240 shares of Common Stock outstanding as set forth in Section
2.3 of the Stock Purchase Agreement) of outstanding shares of Common Stock owned beneficially (within the meaning of Rule 13d-3 and the Securities Exchange Act of 1934) by each reporting person named in Item 2, as of August 22, 1997:

-------------------------------------------------------------------------------
                                                          Percentage of
                                 Shares of                    Shares
                               Common Stock              of Common Stock
 Names                    Beneficially  Owned(1)(2)     Beneficially Owned
 -----                    -------------------------     ------------------
-------------------------------------------------------------------------------
 Media Equities                 6,718,000                      58.2%
-------------------------------------------------------------------------------
 Apollo(3)                      6,718,000                      58.2%
-------------------------------------------------------------------------------
 Terrence A. Elkes(3)           6,718,000                      58.2%
-------------------------------------------------------------------------------
 Kenneth F. Gorman(3)           6,718,000                      58.2%
-------------------------------------------------------------------------------
 H.A.M. Media(3)                6,718,000                      58.2%
-------------------------------------------------------------------------------
 John T. Healy(3)               6,723,000                      58.3%
-------------------------------------------------------------------------------
 Bruce Maggin(3)                6,750,500                      58.5%
-------------------------------------------------------------------------------
 Ronald Lightstone(3)           6,718,000                      58.2%
-------------------------------------------------------------------------------



(1) Includes for all reporting persons (a) 500,000 shares of Common Stock, (b) 3,000,000 shares of Common Stock issuable upon exercise of Warrants, (c) the equivalent of 2,000,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock, calculated based on a conversion ratio of 500 shares of Common Stock to one share of Series B Preferred Stock, (d) the equivalent of 960,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock, calculated based on a conversion ratio of 500 shares of Common Stock to one share of Series C Preferred Stock and (e) 258,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock, calculated based on a conversion ratio of 1.20497 shares of Common Stock to one share of Series D Preferred Stock.

(2) Does not include shares of Common Stock to be acquired by Media Equities pursuant to the Consulting Agreement referred to in Item 6(f), the amount of which is indeterminable as of the date hereof.

(3) Except for Media Equities, each reporting person disclaims beneficial ownership of the shares of Common Stock referred to in note (1).

         (b) Media Equities has sole power to cast all votes and sole power to dispose of all shares, with respect to the Common Stock referred to under "Shares of Common Stock Beneficially Owned" in the foregoing chart.

         By virtue of being a member of Media Equities, Apollo may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

         By virtue of being a member and a manager of Apollo, a member and a manager of Media Equities, and a manager of Media Equities, Terrence A. Elkes may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

         By virtue of being a member and a manager of Apollo, a member and a manager of Media Equities, Kenneth F. Gorman may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

         By virtue of being a member of Media Equities, H.A.M. Media may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

         By virtue of being a member and a manager of H.A.M. Media, a member and a manager of Media Equities, John T. Healy may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. John T. Healy has sole power to vote and dispose of 5,000 shares of the Common Stock, representing approximately 0.1% of the outstanding Common Stock.

         By virtue of being a member and manager of H.A.M. Media, a member and a manager of Media Equities, Bruce Maggin may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. Bruce Maggin has sole power to vote and dispose of 32,500 shares of the Common Stock, representing approximately 0.6% of the outstanding Common Stock.

         By virtue of being a member and a manager of Media Equities, Ronald Lightstone may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

         (c) The following is a description of all transactions in the Common Stock, Warrants and Preferred Stock of the Issuer by the persons identified in
Item 2 of this Schedule 13D effected from March 28, 1997 through August 22, 1997 inclusive.



-------------------------------------------------------------------------------
Name of Shareholder   Purchase Date    Securities Purchased    Purchase Price
-------------------   -------------    --------------------    --------------
-------------------------------------------------------------------------------
Media Equities           3/28/97     Warrant to  purchase          $1,500
                                     1,500,000 shares of Common
                                     Stock (1)
-------------------------------------------------------------------------------
Media Equities           3/28/97     3,000 shares of Series B     $3,000,000
                                     Preferred Stock (1)
-------------------------------------------------------------------------------
Media Equities           5/13/97     Warrant to purchase 125,000      $125
                                     shares of Common Stock (1)
-------------------------------------------------------------------------------
Media Equities           5/13/97     250 shares of Series B         $250,000
                                     Preferred Stock (1)
-------------------------------------------------------------------------------
Media Equities           6/3/97      Warrant to purchase 375,000      $375
                                     shares of Common Stock (1)
-------------------------------------------------------------------------------
Media Equities           6/3/97      750 shares of Series B         $750,000
                                     Preferred Stock (1)
-------------------------------------------------------------------------------
Media Equities           6/13/97     Warrant to purchase 825,000   $1,570,000
                                     shares of Common Stock
                                                and
                                     1,570 shares of Series C
                                     Preferred Stock (2)
-------------------------------------------------------------------------------
Media Equities           6/13/97     214,113 shares of Series D     $516,000
                                     Preferred Stock (2)
-------------------------------------------------------------------------------
Media Equities           6/13/97     500,000 shares of Common      $1,000,000
                                     Stock (2)
-------------------------------------------------------------------------------
Media Equities           8/15 /97    Warrant to purchase 50,000     $100,000
                                     shares of Common Stock
                                               and
                                     100 shares of Series C
                                     Preferred Stock (3)
-------------------------------------------------------------------------------
Media Equities           8/22 /97    Warrant to purchase 125,000    $250,000
                                     shares of Common Stock
                                               and
                                     250 shares of Series C
                                     Preferred Stock (4)
-------------------------------------------------------------------------------

(1) Media Equities acquired the securities of the Issuer in a private placement pursuant to the Stock Purchase Agreement. See Item 4 herein.

(2) Media Equities acquired the securities of the Issuer in a private placement pursuant to the Securities Purchase Agreement. See Item 4 herein.

(3) Media Equities acquired the securities of the Issuer in a private placement pursuant to the First Securities Purchase Agreement. See Item 4 herein.

(4) Media Equities acquired the securities of the Issuer in a private placement pursuant to the Second Securities Purchase Agreement. See Item 4 herein.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)  Not applicable.


ITEM 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         (a) Media Equities is a limited liability company established and governed by the Limited Liability Company Law of the State of New York and an Operating Agreement. Pursuant to such agreement, voting and investment power over the securities of the Issuer held by Media Equities is vested in its members - Apollo, H.A.M. Media and Ronald Lightstone.

         (b) Apollo is a limited liability company established and governed by the Limited Liability Company Act of the State of Connecticut and an Operating Agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock of the Issuer held by Apollo through its interest in Media Equities is vested in the members of Apollo. The members of Apollo are Terrence A. Elkes and Kenneth F. Gorman.

         (c) H.A.M. Media is a limited liability company established and governed by the Limited Liability Company Law of the State of New York and an Operating Agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock of the Issuer held by H.A.M. Media through its interest in Media Equities is vested in the members of H.A.M. Media. The members of H.A.M. Media are John T. Healy and Bruce Maggin.

         (d) The reporting persons acquired certain securities of the Issuer in a private placement pursuant to the Stock Purchase Agreement, among the Issuer, Media Equities, Michael Viner ("Viner") and Deborah Raffin ("Raffin"). See Item 4.

         (e) The reporting persons acquired certain securities of the Issuer held by Viner and Raffin, pursuant to the Securities Purchase Agreement among Media Equities, Viner and Raffin. See Item 4.

         (f) Concurrently with the initial closing under the Stock Purchase Agreement, Media Equities entered into a shareholders voting agreement (the "Shareholders Voting Agreement") dated March 27, 1997, among Media Equities, Viner and Raffin (Viner and Raffin, together, "Viner") pursuant to which Viner has agreed to vote, and to use his reasonable best efforts to cause all of his affiliates to vote, all of the shares of Common Stock of the Issuer beneficially owned thereby and entitled to vote thereon for the election of the requisite number of director designees of Media Equities then required pursuant to Section
6.3 or 7.2 of the Stock Purchase Agreement, and to take all actions to cause the election of such designees, including seeking the resignation of current directors of the Issuer. See Item 4.

         (g) Pursuant the Stock Purchase Agreement, Media Equities entered into a three-year consulting agreement (the "Consulting Agreement"), dated as of April 1, 1997, between Media Equities and the Issuer, pursuant to which Media Equities will provide substantial general management consulting advice relating to the business of Media Equities, in exchange for which the Issuer will pay to Media Equities annual compensation in the amount of $300,000 per year as follows: $200,000 in cash payable quarterly in advance and $100,000 in Common Stock of the Issuer valued at current market value on the date of payment, payable quarterly in arrears. See Item 4.

         (h) Pursuant to the Stock Purchase Agreement, Media Equities was also granted registration rights under a registration rights agreement (the "Registration Rights Agreement"), dated March 27, 1997 among the Issuer, Media Equities, Viner and Raffin. Pursuant to the Registration Rights Agreement, the Issuer has agreed to prepare and file with the Securities and Exchange Commission, by not later than July 31, 1997, one or more registration statements providing, among other things, for the sale by Media Equities or its principal, of the shares of Common Stock issuable upon exercise of the Warrants, upon conversion of the Series B Preferred Stock and Series C Preferred Stock and upon issuance of the shares of Common Stock pursuant to the Consulting Agreement. See
Item 4.

         (i) Pursuant to the Securities Purchase Agreement, Media Equities was also granted the right of first refusal to purchase shares of Common Stock owned by Viner and Raffin, either privately or in market sales. See Item 4.

         (j) Pursuant to the Securities Purchase Agreement, Viner and Raffin assigned all of their rights under the Registration Rights Agreement to Media Equities. See Item 4.

         (k) On August 15, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement, dated August 15, 1997 (the "First Securities Purchase Agreement") between Media Equities and Howard Gittis ("Gittis") pursuant to which Media Equities purchased from Gittis (i) Warrants to purchase 50,000 shares of Common Stock and (ii) 100 shares of Series C Preferred Stock.

         (l) On August 22, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement dated August 22, 1997 (the "Second Securities Purchase Agreement") between Media Equities and Al Bussen ("Bussen"), pursuant to which Media Equities purchased from Bussen (i) Warrants to purchase 125,000 shares of Common Stock and (ii) 250 shares of Series C Preferred Stock, of the Issuer.

         (m) Except for the circumstances discussed or referred to in paragraphs (a) through (l) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


ITEM 7.  Material to be Filed as Exhibits

         Exhibit 1 - Stock Purchase Agreement, dated March 27, 1997, among Dove Entertainment, Inc., a California corporation, Media Equities International, LLC, a New York limited liability company, Michael Viner and Deborah Raffin, incorporated by reference herein from the Schedule 13-D dated March 28, 1997.

         Exhibit 2 - Stockholders Voting Agreement, dated March 27, 1997, among Media Equities International, LLC, a New York limited liability company, Michael Viner and Deborah Raffin incorporated by reference herein from the Schedule 13-D dated March 28, 1997.

         Exhibit 3 - Securities Purchase Agreement, dated June 10, 1997, among Media Equities International, LLC, a New York limited liability company, Michael Viner and Deborah Raffin, incorporated by reference herein from the Issuer's Form 8-K filed June 25, 1997.

         Exhibit 4 - Securities Purchase Agreement, dated August 15, 1997, between Media Equities International, LLC a New York limited liability company and Howard Gittis.

         Exhibit 5 - Securities Purchase Agreement, dated August 22, 1997, between Media Equities International, LLC a New York limited liability company and Al Bussen.

                                      Signature

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:                             MEDIA EQUITIES INTERNATIONAL, LLC


                                  By: /s/ Terrence A. Elkes
                                     -------------------------------------
                                  Name:  Terrence A. Elkes
                                  Title:

                                  APOLLO PARTNERS LLC

                                  By: /s/ Terrence A. Elkes
                                     -------------------------------------
                                  Name: Terrence A. Elkes
                                  Title:


                                     /s/ Terrence A. Elkes
                                  ----------------------------------------
                                  Terrence A. Elkes


                                     /s/ Kenneth F. Gorman
                                  ----------------------------------------
                                  Kenneth F. Gorman


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  H.A.M. MEDIA GROUP LLC




                                  By: /s/ Bruce Maggin
                                     -------------------------------------
                                  Name: Bruce Maggin
                                  Title Vice President


                                    /s/ Bruce Maggin
                                  ---------------------------------------
                                  Bruce Maggin


                                    /s/ John T. Healy
                                  ----------------------------------------
                                  John T. Healy


                                    /s/ Ronald Lightstone
                                  ----------------------------------------
                                  Ronald Lightstone



           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).